Exhibit (a)(6)
FOR IMMEDIATE RELEASE
Contacts:
Investors:
Scott Phipps, Manager, Investor Relations, (210) 283-2882
Media:
Natalie Silva, Manager, Public Relations, (210) 283-2729
Tesoro Corporation Responds to Tracinda’s Decision to Withdraw Tender Offer
     SAN ANTONIO — November 27, 2007 — Tesoro Corporation (“Tesoro”) (NYSE: TSO) was surprised by Tracinda’s decision today to withdraw its partial tender offer. Tesoro has a long-standing value creation strategy in place focused on operational excellence initiatives, system synergies, organic growth opportunities and growth by acquisition which has increased stockholder value 70% over the past year and more than 200% over the past three years.
     We look forward to continuing to enhance stockholder value and strongly believe the recently enacted stockholder rights plan is in the interest of all stockholders because it reduces the likelihood that a potential acquirer could gain control of Tesoro by open market accumulation or other coercive takeover tactics without paying a premium to every stockholder. In addition, the rights plan trigger of 20% is above the ownership level contemplated by Tracinda’s tender offer, and in no way would it have interfered with the Tracinda tender offer or the ability of Tesoro’s stockholders to freely vote or sell their shares.
     As previously disclosed, the rights plan adopted by Tesoro’s Board contained a number of stockholder friendly provisions designed to comply with Risk Metric Group (ISS) policies on rights plans, including:
•	A threshold for triggering exercise of the rights plan at 20% of the outstanding shares of Tesoro common stock;

•	A three-year fixed term for the rights plan;

•	A provision requiring a committee of independent directors to assess annually whether the rights plan remains in the best interests of Tesoro’s stockholders; and

•	A provision that states that the rights plan will not be triggered by a “Qualifying Offer” if holders of at least 10% of the outstanding shares of Tesoro common stock request that a special meeting of stockholders be convened for the purpose of exempting such offer from the rights plan.
     Tesoro’s Board of Directors and management team continue to be focused on creating value for all stockholders.
About Tesoro Corporation
Tesoro Corporation, a Fortune 150 Company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 660,000 barrels per day. Tesoro’s retail-marketing system includes over 900 branded retail stations, of which more than 445 are company owned under the Tesoro®, Shell®, Mirastar® and USA Gasoline® brands.
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